UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2018

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

2018 First Quarter Preliminary Operating Results

On April 19, 2018, KB Financial Group Inc. (“KB Financial Group”) held an earnings conference and released its preliminary operating results for the first quarter of fiscal year 2018. The following tables reflect the key figures released during the conference. The presentation materials for the conference, which contain further details, are available at KB Financial Group’s website (http://www.kbfg.com).

The preliminary figures presented herein are based on the International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”) and are currently being reviewed by our independent auditors and are subject to change.

1.	Preliminary Operating Results of KB Financial Group (Consolidated)

(Won in millions, %)		1Q 2018	4Q 2017	% Change Increase (Decrease) (Q to Q)	1Q 2017	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	10,426,636	12,084,913	(13.72)	9,634,858	8.22
	Cumulative	10,426,636	39,229,265	—	9,634,858	8.22
Net operating profit	Specified Quarter	1,227,151	846,882	44.90	886,840	38.37
	Cumulative	1,227,151	4,015,274	—	886,840	38.37
Profit before income tax	Specified Quarter	1,343,418	726,632	84.88	965,258	39.18
	Cumulative	1,343,418	4,138,424	—	965,258	39.18
Profit for the period	Specified Quarter	968,389	553,721	74.89	887,589	9.10
	Cumulative	968,389	3,343,461	—	887,589	9.10
Profit attributable to shareholders of the parent company	Specified Quarter	968,232	553,752	74.85	870,101	11.28
	Cumulative	968,232	3,311,438	—	870,101	11.28

Note:	1) The consolidated financial information stated above is based on K-IFRS 1109 effective as of January 1, 2018. The financial information for previous periods has not been restated.

2)  “Operating revenue” represents the sum of interest income, fee and commission income, insurance income, gain on financial assets/liabilities at fair value through profit or loss, and other operating income.

2.	Preliminary Operating Results of Kookmin Bank (Consolidated)

(Won in millions, %)		1Q 2018	4Q 2017	% Change Increase (Decrease) (Q to Q)	1Q 2017	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	4,099,192	6,119,413	(33.01)	6,467,093	(36.61)
	Cumulative	4,099,192	19,291,294	—	6,467,093	(36.61)
Net operating profit	Specified Quarter	814,232	525,966	54.81	634,665	28.29
	Cumulative	814,232	2,649,602	—	634,665	28.29
Profit before income tax	Specified Quarter	938,448	419,804	123.54	672,153	39.62
	Cumulative	938,448	2,613,706	—	672,153	39.62
Profit for the period	Specified Quarter	690,207	333,740	106.81	663,461	4.03
	Cumulative	690,207	2,175,003	—	663,461	4.03
Profit attributable to shareholders of the parent company	Specified Quarter	690,207	333,740	106.81	663,461	4.03
	Cumulative	690,207	2,175,003	—	663,461	4.03

Note:	1) The consolidated financial information stated above is based on K-IFRS 1109 effective as of January 1, 2018. The financial information for previous periods has not been restated.
2) “Operating revenue” represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit or loss, and other operating income.

3.	Preliminary Operating Results of KB Securities (Consolidated)

(Won in millions, %)		1Q 2018	4Q 2017	% Change Increase (Decrease) (Q to Q)	1Q 2017	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	1,878,985	1,574,965	19.30	1,875,810	0.17
	Cumulative	1,878,985	5,913,322	—	1,875,810	0.17
Net operating profit	Specified Quarter	116,972	122,775	(4.73)	128,446	(8.93)
	Cumulative	116,972	370,991	—	128,446	(8.93)
Profit before income tax	Specified Quarter	115,407	158,707	(27.28)	133,610	(13.62)
	Cumulative	115,407	424,772	—	133,610	(13.62)
Profit for the period	Specified Quarter	81,895	103,304	(20.72)	108,819	(24.74)
	Cumulative	81,895	235,342	—	108,819	(24.74)
Profit attributable to shareholders of the parent company	Specified Quarter	81,893	103,304	(20.73)	108,819	(24.74)
	Cumulative	81,893	235,342	—	108,819	(24.74)

Note:	1) The consolidated financial information stated above is based on K-IFRS 1109 effective as of January 1, 2018. The financial information for previous periods has not been restated.

2)  Based on KB Securities’ consolidated financial statements, as a result of which the figures differ from KB Securities’ earnings results to be released at KB Financial Group’s 2018 first quarter earnings conference, which are based on the Group’s consolidated financial statements.

3) The figures for the year 2017 include income (loss) from discontinued operations relating to Hyundai Savings Bank, a subsidiary sold on October 16, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: April 19, 2018	By:	/s/ Ki-Hwan Kim

(Signature)

Name:	Ki-Hwan Kim
Title:	Senior Managing Director and Chief Finance Officer